(Securities Code 7203)
June 17, 2026
To All Shareholders:
President Kenta Kon
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 122nd Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 122nd Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports were made on the business review, consolidated and unconsolidated financial statements for FY2026 (April 1, 2025 through March 31, 2026), and report by the Accounting Auditor and the Audit & Supervisory Committee on the audit results of the consolidated financial statements for FY2026.

Resolutions:

Proposed Resolution :	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)

Approved as proposed. The following 6 persons were elected and have assumed their positions as Members of the Board of Directors (excluding Members of the Board of Directors who are Audit & Supervisory Committee Members):

Akio Toyoda, Kenta Kon, Hiroki Nakajima, Yoichi Miyazaki, Shigeaki Okamoto and Kumi Fujisawa.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 4 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Akio Toyoda, President Kenta Kon, and Executive Vice Presidents Hiroki Nakajima and Yoichi Miyazaki were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Akio Toyoda	Member of the Board of Directors (Chairman of the Audit & Supervisory Committee)	George Olcott

President, Member of the Board of Directors	Kenta Kon	Member of the Board of Directors (Audit & Supervisory Committee Member)	Christopher P. Reynolds

Executive Vice President, Member of the Board of Directors	Hiroki Nakajima	Member of the Board of Directors (Audit & Supervisory Committee Member)	Masahiko Oshima

Executive Vice President, Member of the Board of Directors	Yoichi Miyazaki	Member of the Board of Directors (Audit & Supervisory Committee Member (full-time))	Hiromi Osada

Member of the Board of Directors	Shigeaki Okamoto

Member of the Board of Directors	Kumi Fujisawa

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. TMC assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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